SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, October 11, 2022.

To

B3 – BRASIL, BOLSA, BALCÃO (“B3”)

Praça Antônio Prado, 48, 2º andar

CEP 01010-010, São Paulo – SP

Superintendent of Listing and Supervision of Issuers

Attn.:       Ana Lucia Pereira – Superintendent of Listing and Supervision of Issuers

Cc.: Securities And Exchange Commission Of Brazil (CVM)

Attn.:        Mr. Fernando Soares Vieira - Company Relations Superintendent

Mr. Francisco José Bastos Santos - Market and Intermediary Relations Superintendent

Re.: Official letter B3 1126/2022-SLS of 10/11/2022

Dear Sirs,

We refer to Official Letter B3 1126/2022-SLS ("Letter"), dated of 10/11/2022, which you requested clarifications from Braskem S.A. ("Braskem" or "Company"), as transcribed below:

“Re.: Request for clarification on atypical oscillation

Dear Sir,

In view of the last fluctuations registered with the securities issued by this Company, the number of trades and the quantity traded, as below, we request you to inform until 10/13/2022, if there is any fact you may be aware that can justify them.

Common Shares ON
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	Nº trades	Quantity	Volume (R$)
09/28/2022	31.10	30.26	31.10	30.60	30.49	-1.96	54	6.500	198,870.00
09/29/2022	30.45	29.58	30.91	30.22	30.11	-1.24	121	27.600	834.001.00
09/30/2022	29.93	29.71	31.10	30.30	31.10	3.28	73	10.900	330,317.00
10/03/2022	31.56	31.10	32.23	31.43	32.23	3.63	51	10.500	330,017.00
10/04/2022	32.28	31.73	32.84	32.51	31.73	-1.55	54	13.300	432,425.00
10/05/2022	31.73	31.25	32.60	31.81	31.31	-1.32	94	17.000	540,691.00
10/06/2022	31.69	31.55	32.08	31.78	31.80	1.56	38	4.200	133,467.00
10/07/2022	31.55	31.15	32.19	31.66	31.15	-2.04	77	15.600	493,863.00
10/10/2022	31.49	31.11	32.38	31.69	31.30	0.48	123	28.100	890,373.00
10/11/2022*	34.73	33.71	34.96	34.32	34.71	10.89	191	43.000	1,475,798.00

Preferred Shares PNA
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	Nº trades	Quantity	Volume (R$)
09/28/2022	27.35	26.76	27.72	27.06	26.87	-1.50	10,303	2,065,200	55,884,091.00
09/29/2022	26.50	25.36	26.75	25.78	26.04	-3.08	17,012	3,843,900	99,108,354.00
09/30/2022	26.09	25.70	26.68	26.29	26.24	0.76	10,928	2,263.000	59,501,760.00
10/03/2022	27.00	26.73	27.62	27.24	27.47	4.68	11,240	2,078,500	56,625,927.00
10/04/2022	28.18	27.57	28.53	27.90	27.82	1.27	10,987	1,951,100	54,426,165.00
10/05/2022	27.84	27.16	28.18	27.76	27.91	0.32	12,665	2,478,700	68,803,828.00
10/06/2022	28.02	27.77	28.39	28.05	28.09	0.64	10,099	2,010,800	56,397,207.00
10/07/2022	27.94	27.15	28.37	27.54	27.41	-2.42	12,626	2,714,200	74,739,936.00
10/10/2022	27.65	27.43	28.28	27.89	27.89	1.75	10,980	1,999,700	55,763,489.00
10/11/2022*	31.76	30.20	33.15	31.62	33.07	18.57	26,375	8,862,300	280,229,707.00

Preferred Shares PNB
Prices (R$ per share)
Date	Opening	Minimum	Maximum	Average	Closing	Var. %	Nº trades	Quantity	Volume (R$)
09/01/2022	21.01	21.01	21.01	21.01	21.01	5.05	1	100	2,101.00
09/08/2022	20.51	20.51	20.51	20.51	20.51	-2.37	1	100	2,051.00
09/12/2022	21.00	21.00	22.56	21.17	21.06	2.68	9	1.200	25,407.00
09/14/2022	20.00	20.00	20.51	20.08	20.51	-2.61	5	600	12,051.00
09/15/2022	19.05	19.05	19.05	19.05	19.05	-7.11	1	100	1,905.00
09/16/2022	19.01	19.01	19.01	19.01	19.01	-0.20	1	100	1,901.00
09/21/2022	18.21	18.21	18.21	18.21	18.21	-4.20	1	100	1,821.00
09/29/2022	18.17	18.02	18.17	18.10	18.02	-1.04	2	200	3,619.00
10/04/2022	20.72	20.72	20.72	20.72	20.72	14.98	2	400	8,288.00
11/10/2022*	24.46	24.46	26.00	25.23	26.00	25.48	4	400	10,092.00

*Update as of 12:45 p.m.

In this regard, Braskem clarifies that it is not aware of any material fact or act not disclosed by the Company that justifies the latest fluctuations recorded with the shares issued by this Company, nor with the number of trades and quantity traded in the period between 09/01/2022 and 10/11/2022.

Braskem informs that it held its second ESG Day on 10/10/2022 and, as a result, positive market reports were released highlighting the growth avenues, the Company's strategic pillars and its advances in the ESG agenda. It is worth noting that one of these reports reinforced the buy recommendation of the shares issued by the Company.

Additionally, as a result of news published in the media regarding the Braskem sale process, Braskem reinforces that it does not conduct any negotiations with its shareholders Novonor and Petrobras (“Shareholders”), which is why it requested clarification from its Shareholders on the 10/11/2022, and the responses received by the Company were the subject of a Notice to the Market released on the same date.

For more information. contact Braskem's Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 11, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but rather are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “project,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to various risks and uncertainties, many of which are beyond the Company’s control. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the joint venture and its development of technologies, from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID-19 on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause effective results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute any offer of securities for sale in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities carried out in Brazil must be made through a prospectus, which would be made available by Braskem and contain detailed information on Braskem and its management, as well as its financial statements.